April 3, 2015

Attn: XZERES Corp board of Directors

9025 SW Hillman Ct, Suite 3126

Wilsonville, OR 97070

Dear XZERES Board of Directors,

I sincerely appreciate the opportunity over the past several years to have served in my current capacity to help build and position Xzeres.  I have also enjoyed working with the board, management and the shareholders in this collective effort.

Please note that I have made the decision to resign as an officer and director of the Company effective April 3, 2015.  However, please also note that I remain fully committed to further helping the company and will continue to support your efforts on an ongoing basis.

Sincerely,

/s/ Steve Shum

Steve Shum